Exhibit 99.1

Spreadtrum Communications, Inc. Announces CEO Appointment

Shanghai, China, February 13, 2009 – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced the promotion of Dr. Leo Li from the Company’s president to president and chief executive officer (CEO). Dr. Ping Wu, previously the CEO and chairman of the board of directors, will retain his role as chairman of the board. In this capacity, Dr. Wu plans to continue leading the board in supporting the Company in its next phase of growth and devote more of his time and focus on developing the Company’s long-term strategies and strengthening its external relationships.

Commenting on the transition, Dr. Wu said, “We have been preparing Leo to assume the CEO position since he joined us in May last year. After he came onboard, he has spent considerable amount of time working with the sales and R&D teams to better understand our customers’ needs and the challenges facing the Company. The board of directors has appointed Leo to take on this important role as we work on a turnaround in our business. I firmly believe that Leo has the necessary experience and capabilities to take the Company to the next level. I would like to take this opportunity to express my sincere appreciation to all the founders, employees, board members, investors, customers and, last but not least, my wife and two children, for their tremendous support during my tenure as CEO over the past 8 years.”

Commenting on the transition, Dr. Li added, “Ping’s leadership and industry expertise have been instrumental in building Spreadtrum into the company it is today, and I look forward to continuing to work with him to fulfill the Company’s vision. I am delighted to be given the additional responsibility as CEO. The Chinese mobile phone industry is going through a transition in technology and in the competitive landscape. With our investments in GSM, TD-SCDMA, mobile TV, RF products, integrated software platform, and local support infrastructure, we believe that we have what it takes to survive and flourish in this industry transition.”

Dr. Leo Li has more than 21 years of experience in the wireless communications industry. From 2005 to 2007, Dr. Li served as the CEO of Magicomm Technology Inc., a cell phone product development company. From 2002 to 2005, Dr. Li served as Senior Business Development Director at Broadcom and was responsible for a line of GSM/GPRS/EDGE/WCDMA baseband business. From 1998 to 2002, Dr. Li served as General Manager of Mobile Phone Product and Vice President of Moblink Telecom, a GSM baseband start-up company that was sold to Broadcom in 2002. Prior to 1998, Dr. Li held various senior engineering and program management positions at

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Rockwell Semiconductors and Ericsson. Dr. Li holds 10 patents in wireless communication systems, RF IC system and circuit designs, and RFID applications.

Dr. Li received a BS degree from the University of Science and Technology of China in Hefei, China; a MS degree from the Institute of Electronics, Chinese Academy of Sciences in Beijing, China; a Ph.D. degree in Electrical Engineering from the University of Maryland in College Park, Maryland, USA; and an MBA degree from the National University in La Jolla, California, USA.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s ability to make a turnaround and to survive and flourish in the management and industry transition. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing weak industry demand and the effect of such weakness on revenue; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the annual report on Form 20-F filed on June 30, 2008, especially the sections under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

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Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com

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